UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549

                           Form 11-K

         Annual Report Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934

(Mark One)

( X ) Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996.)

                   For  Year Ended:  January 31, 1997

                               or

(    )  Transition Report Pursuant to Section 15(d) of the Securities Exchange
Act of 1934 (No fee required)
For the transition period from               to


                  Commission File Number:    33-88390

A. Full title of the plan and the address of the plan, if different for that of the issuer named below Proffitt's, Inc. Employee Stock Purchase Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office P.O. Box 20080, Jackson, Mississippi 39289






Report of Independent Accountants






To the Board of Directors of Proffitt's, Inc.

We have audited the accompanying statement of net assets available for plan benefits of the Proffitt's, Inc. Employee Stock Purchase Plan (the "Plan") as of January 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of January 31, 1997 and 1996, and the related changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

                                   /s/ Coopers & Lybrand L.L.P.

                                   COOPERS & LYBRAND L.L.P.


Birmingham, Alabama
March 20, 1997

Proffitt's, Inc.  Employee Stock Purchase Plan

Statement of Net Assets Available for Plan Benefits

January 31, 1997 and 1996



                                                 1997               1996
                                                ------             ------

              ASSETS

Cash held by Proffitt's, Inc.                 $ 1,913             $ 2,123
                                              --------            --------
                                              $ 1,913             $ 2,123
                                              ========            ========

LIABILITIES AND NET ASSETS AVAILABLE FOR
PLAN BENEFITS
Due to participants                           $ 1,913             $ 2,123


Net assets available for plan benefits              0                   0
                                              --------            --------

                                              $ 1,913             $ 2,123

The accompanying notes are an integral part of these financial statements.

Proffitt's, Inc. Employee Stock Purchase Plan

Statement of Changes in Net Assets Available for Plan Benefits

for the years ended January 31, 1997 and 1996


                                                1997               1996
                                              --------           --------

Additions:

  Participant contributions                  $ 263,458          $ 252,949
                                             ---------          ----------
Deductions:

  Purchase of common stock                     261,545            250,826
  Excess contributions
   due to participants                           1,913              2,123
                                             ----------         ----------
                                               263,458            252,949
                                             ----------         ----------
Net change                                           0                  0

Net assets available for plan
  benefits:
   Beginning of year                                 0                  0
                                             ----------         ----------

   End of year                               $       0          $       0
                                             ==========         ==========

The accompanying notes are an integral part of these financial statements.

Proffitt's, Inc. Employee Stock Plan

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies and Description of the Plan

The following description of the Proffitt's, Inc. Employee Stock Purchase Plan (the "Plan") is provided for general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan provides employees of Proffitt's, Inc. and its subsidiaries
(the "Company") an opportunity to purchase shares of common stock of the Company. The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, and is therefore not subject to Federal and state income taxes.

The number of shares of common stock to be issued under the Plan and period for which the option will remain outstanding (the "Option Period") is based on an annual determination by the Compensation Committee of the Company's Board of Directors. The initial Option Period under the Plan commenced on February 1, 1995 and ended on January 31, 1996. Subsequent option periods end on January 31 of each successive year. The price at which the stock may be purchased is the lesser of 85% of the closing price per share on the last business day preceding (i) the grant of the option, or (ii) the exercise of the option. Shares purchased by the Plan were at an exercise price of $18.59 and $18.70 per share for the years ended January 31, 1997 and 1996, respectively.

Contributions

Eligible employees may elect annually to make after-tax contributions to the Plan through payroll deductions. Contributions are subject to limitations to be set annually by the Compensation Committee of the Proffitt's, Inc. Board of Directors. Each participant's account is credited with the participant's contributions. Participants are fully vested in their contributions. The contribution limitation was $2,400 for the years ended January 31, 1997 and 1996.

Distribution of Stock

As soon as practicable after the purchase of stock by the Plan for its participants, the Company will deliver to each participant certificates representing the shares purchased on their account. Amounts remaining in participants' accounts representing fractional shares will be returned to the participants after completion of the purchase without interest.

Administrative Expenses

The Company pays for all administrative expenses of the Plan.

Income Taxes

Participants are not taxed upon receipt or exercise of options.
Participants are taxed upon disposition of shares purchased under the Plan.

Proffitt's, Inc.  Employee Stock Purchase Plan

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Reclassifications

Certain reclassifications have been made to the 1996 financial statements to conform with the current year presentation.

Note 2 -  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to alter, suspend, amend or terminate the Plan. In the event of plan termination, the participants rights to acquire stock would continue until the end of the current Option Period, at which time shares and cash representing fractional shares would be distributed and no further contributions would be accepted.



                                SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Proffitt's, Inc. Employee Stock Purchase Plan
                                        (Name of Plan)

Date May 1, 1997                      /s/ Douglas E. Coltharp
                                        Douglas E. Coltharp
                                    Executive Vice President and
                                      Chief Financial Officer

                            Exhibit Index

Exhibit No.                           Description

23                            Consent of Independent Accountants